Exhibit 99.3

Directors’ Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 7 December 2004 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 114.75 pence per share under the Cable & Wireless Share Purchase Plan: -

Rob Rowley – 109 Ordinary Shares
George Battersby – 1,307 Ordinary Shares